Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

The following communication was posted on AMR Corporation’s intranet site on April 7, 2013.

Last week in Tempe

Posted by Don Langford in News on Apr 7, 2013 6:07:06

It’s no secret to my regular readers that I (along with many of my colleagues) went to the USAirways headquarters this past week. We all met to begin the process of integrating our two great airlines, in anticipation of our receiving merger approval.

At the risk of disappointing my audience, I have to say up front that I don’t have any news leaks or juicy tidbits to share. The process of integration is a lot of hard work, a lot of detail, and a bunch of people in a room with projectors and books:

[Photograph]

There’s nothing glamorous about it, at least not at this point!

Since we’ve just begun this process, no decisions have been made. We are simply learning about how each company does business, and how we can best begin the task of integration- a task that will take years to fully complete. And we have rules to follow at this point, because we are not yet merged; we are still two separate airlines. I think every table had a lawyer, making sure we were only talking about permissible topics. (Anyone who knows me will know I found that part difficult!)

I really enjoyed meeting the USAirways people I worked with. After getting to know the skills and abilities of my counterparts, I am even more convinced that our merger, once approved, will be successful.

The new jetnet has a great article about the integration meetings, so I won’t repeat the details. But there was one section I thought expressed our guiding principles very well, so I’m going to share it:

1.	Focus on the customer

2.	Recognize employees as the key to success

3.	Make fast, effective decisions

4.	Realize the value

5.	Run two great airlines during the integration process

Each of the integration teams is now starting to move quickly to develop plans for their parts of the company. For example, the USAir reservations team is coming to our Southern Reservations Office this week to meet our team and to learn about our operations in more detail. We will be visiting their offices this Friday to do the same. (Too bad I don’t earn AAdvantage miles while travelling on business!)

As we move forward through the integration process, we’ll be as open as possible, but I do caution everyone not to expect lots of decisions and announcements right away. My grandfather liked to say “measure twice, cut once”, and I think that applies here, too.

[Photograph]

In closing, I’ll share one more photo. Tables were set up in the courtyard in front of the USAirways offices. It was a perfect day outside, and we had lunch (and many breakout meetings) together in the fresh air. As I looked out at the palm trees and the Phoenix mountains, I thought to myself, “this really is a new world!” I’m looking forward to it very much.

[Photograph]

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.